Filed by Kroll Inc. pursuant to Rule 425
                       of the Securities Act of 1933 and deemed filed pursuant
                      to Rule 14a-12 under the Securities Exchange Act of 1934
                                           Subject Company: Factual Data Corp.
                                                 Commission File No. 000-24205


Set forth below is the script to a Kroll Inc. conference call held on June 24, 2003.

Kroll intends to file a registration statement on Form S-4, which will include a proxy statement/prospectus in connection with the transaction. Kroll expects that Factual Data will, and Factual Data intends to, mail the proxy statement/prospectus to the shareholders of Factual Data prior to a special meetings of the shareholders and will request their proxies at that time. Shareholders of Factual Data and other investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Kroll, Factual Data and the transaction. Any offer of securities will only be made pursuant to the proxy statement/prospectus. Shareholders and other investors may obtain a free copy of the proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Kroll or Factual Data.

Factual Data and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Factual Data in favor of the transaction. Information regarding the interests of Factual Data's officers and directors in the transaction will be included in the proxy statement/prospectus.

In addition to the proposed registration statement and proxy statement/prospectus, each of Kroll and Factual Data files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. You may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Kroll and Factual Data with the SEC are also available for free at the SEC's web site at www.sec.gov.

This document does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which will also be available on the SEC's web site. The prospectus contained in any registration statement will be mailed to Factual Data shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll or Factual Data.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, projected results of operations, cash position, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Kroll's Annual Report on Form 10-K for the year ended December 31, 2002 and in Factual Data's Annual Report on Form 10-K for the year ended December 31, 2002. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Kroll's and/or Factual Data's results could differ materially from their respective expectations in these statements.


  CCBN StreetEvents Conference Call Transcript

  KROL - Kroll Inc. to Acquire Leading Business Information Provider

  Event Date/Time: Jun. 24. 2003 / 10:30AM ET
  Event Duration:  54 min

-------------------------------------------------------------------------------

CORPORATE PARTICIPANTS
 Mike Cherkasky
 Kroll Inc - President and CEO

 Mike Petrullo
 Kroll Inc - COO

 Steven Ford
 Kroll Inc - CFO

 Sabrina Perel
 Kroll Inc - General Counsel

 Michael Beber
 Kroll Inc - EVP for Strategic Development.

 Jerry Donnan
 Factual Data Corporation - Chairman and CEO

 James Donnan
 Factual Data Corporation - President

 Todd Neiberger
 Factual Data Corporation - CFO

 Russell Donnan
 Factual Data Corporation - CIO

 Michael Shmerling
 Kroll Inc - President of Background Screening Group



CONFERENCE CALL PARTICIPANTS
 Clayton Konishiro
 Credit Suisse First Boston - Analyst

 Scott Pettit
 Avondale Partners - Analyst

 Peter Barry
 Bear Stearns - Analyst

 David Gold
 Sidoti and Company - Analyst

 Chris Hussey
 Goldman Sachs - Analyst

 Arnold Ursaner
 CJS Securities - Analyst

 Michael Hoffman
 Friedman Billings Ramsey - Analyst

PRESENTATION


------------------------------------------------------------------------------
Operator


Good morning. My name is Idee [ph] and I will be your conference facilitator today. At this time I would like to welcome everybody to the Kroll Acquisition of Factual Data Corporation Conference Call. All lines have been placed on mute to prevent any background noise. After the conclusion of the speakers' remarks, there will be question-and-answer session. If you would like to ask a question during that time, simply press "*" followed by "1" on your telephone keypad and if you would like to withdraw your question, press "*" followed by "2". Before we get on the way, we would like to remind participants that the executives of Kroll and Factual Data might make some forward-looking comments in their discussion today. As you know, there risks and uncertainties that could cause results to differ materially from those indicated in to this comments including the risks that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval prior to the closing of the proposed merger, the businesses of the company suffered due to uncertainties that the parties are unable to transition customers successfully, execute their integration strategies, or achieve planned synergies. Additional risk factors that may effect business and financial results have been detailed in both company's recent SEC filings and we refer you to them. I will now turn this conference call over to Mike Cherkasky, President and Chief Executive Officer of Kroll Inc. Please proceed sir.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you. Good morning. Thank you all for joining us this morning to discuss the signing of the definitive agreement for Kroll Inc., to purchase Factual Data Corporation. With me here in New York are Mike Petrullo, our COO; Steve Ford, our CFO; Sabrina Perel, our General Counsel; and Michael Beber, our Executive Vice President for Strategic Development. On the phone from Colorado is Jerry Donnan, Chairman and CEO of Factual Data Corp. with him is James Donnan, President; Todd Neiberger, CFO; and Russ Donnan, CIO. On the phone from Nashville, is Michael Shmerling, the President of our Background Screening Group, in which Factual Data will reside.

I am excited to share with you today plans for this new acquisition, which will expand the scope of Kroll's Background Screening Services and open new market for Kroll in the United States and internationally. Last night, we signed a definitive agreement to acquire Colorado-based Factual Data for approximately $115m in cash and stock. Listed on NASDAQ under the symbol FDCC, Factual Data is the leading provider of a wide range of customized information services that assist clients in making critical business decisions. Its core services include mortgage credit reports, commercial and consumer credit reports, and residential employees' screening. The company also offers a service to evaluate the credit worthiness of both loan portfolios being packaged as mortgage-backed security and recently introduced a product for verifying the credentials of home health aids, contractors, and other personal service providers.

Factual Data leads the industry in analyzing information, delivering it over the internet with speed, reliability, accuracy, and customization that clients increasingly demand. Its diverse business information services match perfectly with our mission of mitigating client's risks and its proprietary technology provide a readymade platform for launching new products and expanding our back ground screening capabilities into financial services, real estate, consumer lending, and other sectors.

We were attracted to Factual Data because of its product mix, technological capabilities, and success integrating acquisition. Its scaleable technology platform and strong operating margin make a perfect match with our acquisition strategy. In addition to expanding Kroll's product portfolio and client base, this acquisition represents strong cross-selling opportunities, another key criteria for Kroll's acquisition. Factual Data's resident screening products, for example, is a natural for our real estate clients, while its mortgage-backed securities product will appeal to our investment banking clients. With Factual Data, we are confident that we will achieve the same cross-selling synergies we have had with Kroll ONTRACK and Kroll Zolfo Cooper.

Kroll expects to use Factual Data's scalable proprietary technology and business processes to expand background screening and use it as a platform developing and implementing in-house proprietary data products. We at Kroll and Factual Data are well aware of the influence of interest rates play into the refinancing market and the importance of the refinancing market to Factual Data. We are confident that the [fleet] of products and skills that Factual Data processes will make this an accretive transaction for Kroll with interest rate -- when interest rates rise as well when they decline. Factual Data has consistently grown this business under various interest rate conditions by investing in technology, maintaining a low-cost structure, introducing new products and services that leverage its existing infrastructure, and make tuck-under acquisitions. We expect that to continue with Kroll.

While on the subject of acquisitions and their integration, I also want to make you aware that on June 18 we sold InPhoto Surveillance. Our Video Surveillance subsidiary to International Client Specialists, a Dallas-based company. As we previously indicated, we decided to sell this subsidiary because of the margin differential with our core business and the lack of cross-selling synergies with our global cliental. While InPhoto no longer fits with Kroll's long-term strategic vision, its service -- this was the right match with this new owner which specialized in claims, investigation for the insurance industry. Kroll's strategic vision remains the same as it has been since 2001 -- to be the world's premier provider of value-added risk mitigation services, to provide our clients with one-stop global shopping for these services. Our goal is to achieve consolidation in fragmented industries represented by each of our business groups and to become a global leader in those industries. We've made significant progress toward those goals and the acquisition of Factual Data represents another giant step forward.

Factual Data, which has succeeded in consolidating the players in the mortgage credit reporting area, fits our model. It will provide a major boost to our background screening business and open up new profit opportunities for Kroll as a whole. We're looking forward to closing this transaction to the third quarter [inaudible] welcoming Kroll/Factual Data, and its more than 250 employees to the Kroll team. I hope that you share my excitement for what promises to be another significant addition to our ranks.

A couple of transaction details I'd like to mention. As I mentioned, the deal price is $17.50 a share, totaling approximately $115m. 80% of the value will be in cash, which Kroll has on hand. $3.50 will be in stock; stock has a collar. The structure of the collar is similar to our collar on the on-track deal. Above 29.16, Factual Data shareholders will receive more than $3.50 of value; below
23.86 Kroll has the right to set an exchange ratio that is higher. The Kroll shares Factual Data management is receiving to buy shares they own are locked up for three years, being unlocked one-third, one-third, one-third over the three years. We expect to file our S-4 within a week and expect to close this transaction in the third quarter. We expect the deal to be accretive in the fourth quarter and for any portion of the third quarter we own Factual Data. With that, let me turn in over to Michael Shmerling for a brief comment. Michael.


------------------------------------------------------------------------------
 Michael Shmerling  - Kroll Inc - President of Background Screening Group


 Thank you Mike. We are very excited about this transaction -- welcoming Jerry Donnan and the other members of the management team to the Background Screening Group. As most know, the Background Screening Group has built its business on a strong technology platform and Factual Data has in fact followed a similar path creating innovative ways to solve problems and deliver a truly outstanding product and now that's one of the principal reasons that we have such a strong interest in this business. We are excited about the opportunity to work together and create new products and grow and combine channels into new markets and clients and just would like to say Factual Data has a very impressive management team. We are proud to call them partners, and I'm just thrilled personally to have a chance to work with Jerry Donnan and the great team he has assembled in Loveland. Thanks Mike.

------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you Michael. Now let me turn to Jerry Donnan.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 Yes. Thank you Mike and good morning everyone. The entire team here at Factual Data is very excited about joining the Kroll team and by the looks of the e-mails already received this morning, the stockholders also see this as a win for them. Our shareholders will continue to participate in our growth, are also sharing the overall growth with Kroll. Our customers will continue to receive Factual Data's best in service for updated information within the guarantee of four hours or its free and we also plan to immediately offer our 18,000 clients the benefit of Kroll's full line of risk mitigation services. Our employees will benefit from the enhanced career opportunities that come from being a part of a large global organization.

Majority of this is being a part of Kroll will allow us to really kick off our new products and services that are very close to implementation. The majority of these new services are non-mortgage products such as TrueSelect, a proprietary software package used by banks, credit unions and all businesses to access both consumer and business information over the internet. FD Insite (ph) is a direct to consumer internet service that will allow a consumer to investigate a business, daycare or other service provider for criminal history licensing and even references. We are very excited to become partners with the Kroll team and look forward to a very bright future. Mike.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you Jerry. With that, I would like to turn it over to questions.

QUESTION AND ANSWER



------------------------------------------------------------------------------
Operator


 Ladies and gentlemen, at this time we are ready for questions. Please press "*" "1" on your telephone keypad if you have a question, and press "*" "2" if you wish to withdraw your question. It will take a few seconds before we can move on to the first question.


------------------------------------------------------------------------------
Operator


 Hello Mr. Rosen.


------------------------------------------------------------------------------
Operator


 Mr. Josh Rosen from Credit Suisse First Boston, please go ahead sir.


------------------------------------------------------------------------------
 Clayton Konishiro  - Credit Suisse First Boston - Analyst


 Sorry this is Clayton Konishiro (ph.) calling in for Josh. Good morning.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Hi.


------------------------------------------------------------------------------
 Clayton Konishiro  - Credit Suisse First Boston - Analyst


 I just wanted to get a little bit more color on maybe the business mix as you see it for FDCC going forward as a part of Kroll that maybe the mortgage services as you see it now and maybe some of the growth of the other businesses or some of the other technologies that this business has, as you see it coming to the fold.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 The way we look at this is that in some ways, this is very much like our ONTRACK acquisition when they had a data recovery business which was the bulk of the business and it was a great business. The mortgage products that FDCC provides are industry best, a tremendous success, and we think that that's a great market. And I -- and we would expect them to continue to execute on their strategy they've had in that area of growing that business. However, it is the other businesses which we are so excited -- the other opportunities that really allow the technology and business services model that FDCC has to play with our background screening businesses in the United States and potentially worldwide to allow us to very quickly produce information and get it to clients in an analyzed and efficient way which think -- we think is critical in 21st century.

We think that the information is the core of our company and getting information, accurate information on a real time basis to clients is critical for us and that the platform at Loveland, Colorado is a -- just a wonderful platform to do that. And that is certainly specifically in the resident screening, the backgrounds checking, the mortgage backed bundled of mortgage, but also other potential products that we and they have already talked about and we think we can develop. So, for us, it's a great business that they're having a mortgage backed business, which we think will continue to grow. But we are equally excited, if not more excited, about what that business does in other areas that in fact Kroll can contribute client and infrastructure.


------------------------------------------------------------------------------
 Clayton Konishiro  - Credit Suisse First Boston - Analyst


 Certainly, with the electronic discovery business and the small piece that it was going into the acquisition and how you grew that, there seems to be a nice opportunity with some of the other small pieces here. Within the mortgage screening business; however, could you talk about maybe historical growth within that business and maybe if that could continue into the near future, I mean, and kind of just the expected growth for that? Is it 5-10% better than that, you know, from a -- could you quantify that a little bit more for us?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Now I'm going to let Jerry and his team answer that one.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 Hey Mike, I'm going to give it to James, the President..


------------------------------------------------------------------------------
 James Donnan  - Factual Data Corporation - President


 Good morning.


------------------------------------------------------------------------------
 Clayton Konishiro  - Credit Suisse First Boston - Analyst


 Good morning.


------------------------------------------------------------------------------
 James Donnan  - Factual Data Corporation - President


 We've had significant growth over our history in the mortgage business. Obviously, the mortgage business fluctuates dramatically due to interest rate environments, and we've experienced that over the last 15 years and will expect to continue to live through that type of environment into our future, but nonetheless we have a very strong track record of continuing success regardless of interest rates, and there has been a number of reasons for that success. Primarily, again leveraging the technology allows us to be first on the market with innovative products, delivering those products in a speed that most of our competitors can't match. Beyond that, it has also been our successful consolidation plan that we have put to place among the very diversified market place. We feel there is hundreds and hundreds of competitors within our market place. Today that are all potential tuck-in acquisition opportunities and we will plan to roll that up as we get moving and be integrated into Kroll's team. Beyond that, we, of course, do expect a strong [cent] for sales growth and we expect to see those type of numbers run in typical 12% gains in terms of market share.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 And the one thing I would just add in conclusion is that we've modeled it with Kroll and worked with Factual Data to model this, as interest rates go up and what may in fact be in '04. We are very comfortable without the synergies, but we have a accretive transactions that share -- of course shareholders in '04 with very, very minimal costs savings. So, we are very comfortable about where we are and where we are in the cycle. We understand exactly what position we bought at. Now, we think it is a short-term, middle-term, and long-term terrific deal for us.


------------------------------------------------------------------------------
 Clayton Konishiro  - Credit Suisse First Boston - Analyst


 Wonderful. Just one last question Mike the integration, could you talk about some of the steps that we could expect over the next 6 to 12 months and as well as also that the time line that goes with it?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Well, what we classically do -- first thing this is the public company and until it closes, it has to be treated as a separate public company. What we classically do is put out work together to develop a 100-day time line in which we are going to first and foremost understand the businesses and the business opportunities and make sure that we want to take out redundant capacity, redundant costs and at the same time develop a strategy for using the different technology and business processes in the two different companies. And hopefully conclude that in 100 days. We are very confident from already having people out there and having the technology and business process people of Mike Shmerling's shop and the FDCC shop that we're going to really have enormous amounts of opportunity. We do not think that this is going to be a 100-day and it is all over, because of the kind of technology and business processes opportunities for Kroll that this represents, we think that this is going to be a long process. I am seeing what the opportunities are, develop new products, and what the meaning for this technology and business processes are for our company. So, that's just generally how we've approached it. We get very, very specific and very detailed and we will be ready to rock and roll the day after it closes.

------------------------------------------------------------------------------
 Clayton Konishiro  - Credit Suisse First Boston - Analyst


 Wonderful. Thanks for your time and congratulations on the deal.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you.


------------------------------------------------------------------------------
Operator


 Our next question is from Scott Pettit of Avondale Partners. Please proceed sir.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Good morning Scott.


------------------------------------------------------------------------------
Operator


 Next question from Peter Barry of Bear Stearns. Go ahead sir.


------------------------------------------------------------------------------
 Peter Barry  - Bear Stearns - Analyst


 Good morning Mike.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Good morning Peter.


------------------------------------------------------------------------------
 Peter Barry  - Bear Stearns - Analyst


 Congratulations, sir.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you Peter.


------------------------------------------------------------------------------
 Peter Barry  - Bear Stearns - Analyst


 Couple of questions as it relates to the mortgage credit report market, could you give us a sense of the size, Factual Data's share and what share of revenues of Factual Data that business now represents and what it might look like three or four years from now?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Well, the three or four years from now, I am just going to jump into is, we think that is going to be a dominant business and continue to grow as was indicated and we want it to grow, but we think that the background screening business combined with our background screening business, the resident screening business and other businesses of supplying information to businesses and potential consumers not only in the United States but around the world, this is going to be a platform that is going to allow us to do this with great technology and terrific business processes. So we think that is going to be an increasing percentage of their business not because they are mortgage business is not going to be important and not because it is not going to grow quickly, but we think we can grow this other very quickly with the Kroll infrastructure and Kroll clientele. With that said, to talk specifically about the mortgage business again I'll turn it over to Jerry and his team.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 With that, we think the mortgage market has the tremendous amount of potential. We have in our estimations probably in neighborhood of around 9% market share and we feel that we are probably in the number two slot as a provider in terms of the mortgage credit and reporting services to that industry today. We know that the majority of the market share is still held by mom-and-pop organizations. There are perfect candidates for tuck-in acquisitions. We will continue to look at those very aggressively, but beyond that the way that we report our mortgage revenues, we tend to lump all of those into the same categories, so we will be looking at how we address that in the future but there is a tremendous amount of diversification and growth opportunities that we see in that market that we are really just beginning to build on. We think that Kroll is going to bring tremendous opportunities for us. A very big one of those of course is the mortgage-backed securities market of which of course we do business with Bear Sterns and we think that there is a tremendous amount of other opportunities out there that we can expand that relationship with much of Kroll's assistance and bring that level of product up to an entirely new round.


------------------------------------------------------------------------------
 Peter Barry  - Bear Stearns - Analyst


 Jerry, while I have you here, if I may take a luxury. Going forward, you've mentioned the acquisitions tuck in or otherwise. What will likely drive those acquisitions decisions? Will it be geography or technology or what?

------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Okay. Let me just jump in and say that we are going to continue to execute on the strategy that FDCC has had and that's important. But we are also going to make sure as a management team that the opportunities to use their technology and their business services inside of Kroll and with the other products is also -- gets the attention. We think that this is just enormous opportunity that we are not going to miss on making sure that we appropriately consolidate this one business and we don't think that there is any problem with doing that and continue to do some of the tuck-ins. With that, again Jerry and his team.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 To answer your question, we tend not to look based on geography. Obviously there are certain times that show our position in the local markets, but primarily we have a platform today that allows us to simply look at the revenues perspective acquisitions and put those into our model where we are going to get very large cost synergies and things like our data cost. Today our data cost is probably our number one expense and as we continue to grow the total revenue dollars, we are doing in that business line. We continue to see benefits in that regard. So today we tend to look at acquisitions solely based on their revenues and we do due diligence on who want to look at the relationship of their clients and their pricing and look at how that falls into our model. Today, the business is so electronic and we have really down to such a science at this point that we really don't have to go out and look at other technology, unless we are trying to expand our business line and our product mix.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Michael Shmerling, do you want to talk a little bit about the cost of data.


------------------------------------------------------------------------------
 Michael Shmerling  - Kroll Inc - President of Background Screening Group


 Yes, Mike. The -- obviously the principal cost for our business, it is a variable cost, is the cost of information. We actually have to acquire information from various sources whether they are in regard to our business for criminal background checks or employment information, etcetera, and that's a major cause for us. This gives us a fabulous opportunity to exploit some of the buying opportunities by being a larger purchaser of information on a worldwide basis and actually they are larger purchasers of information in regard to the credit agencies than we are. And so I think combined, this gives us a wonderful opportunity to do some interesting things in the area of purchasing and holding down costs related to that. So, that's one of the other leverage opportunities we have with this acquisition.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 And one of the things I would comment on is we've been extraordinarily impressed by the track record of FDCC in taking stock [tuck ins], and I think one of the statistics is very meaningful, in fact, kept all the employees of the companies they acquired they would have 4000 employees today while they have
250. So, you could see what that incredible leverage is and when we look at how they leverage the dollars, it is very impressive.


------------------------------------------------------------------------------
 Peter Barry  - Bear Stearns - Analyst


 Mike two more from me and then I'll get back in queue. One, just a follow-up on Mike Shmerling's comments. Could he give us a sense of what he perceives the risks of being information of reseller to be; and two, I think it's generally known that Factual Data was the target of an earlier or a party to an earlier transaction. Could we get some insight as to why that one might have not been successful?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Well, just to deal with that last one first. We obviously are aware that with Finnish (ph) -- there was deal with Finnish at one point. We have in fact -- we think we -- and I think probably the Factual Data people will agree. We know how to do due diligence, and we have looked at this company every way going and coming, and we are very satisfied that as on a short, middle, and long-term, that this is a fair deal for us and for them, and a good deal, accretive deal for our shareholders. There are some obviously -- each deal is unique and each deal is different, and why Finnish didn't go through and why we want to do it, I think, are not particularly [Inaudible] our shareholders. There is no -- there is nothing that in that Finnish deal about why it did occur or didn't occur that gives us concern for what we have been able to determine. We are very, very comfortable that we understand this business and that it is a good business for us. Mike Shmerling, any response to Peter?


------------------------------------------------------------------------------
 Michael Shmerling  - Kroll Inc - President of Background Screening Group


 Well, in terms of being the risk associated with being an information reseller, I mean, clearly, one might choose to have proprietary information over information that you acquire from another source, but under the current statutes in United States, in particular there are other statutes throughout the world to deal with this, but for FCRA, for example, you must -- it requires the most current information available when you are offering information about a criminal conviction. You have to know that possibly that information was expunged, and so that's just one example, but you have to have the most current information. As counties and states have dealt with budget problems -- budgetary problems within their own jurisdictions, they have recognized the value of the information they hold and in fact the value of the public records, and so we've seen counties, states, municipalities taking that opportunity to charge all the vendors, all of the, you know, various people who need that information in order to provide a timely service to their clients.

On the information side, likewise, there is information from various sources. We have literally hundreds of sources that we get information, thousands that we use. So, the question is not so much that your just reseller but -- how do you use the information, how do you analyze it? What kind of information and decisions can a company or business make with that information and that's what Factual Data has been so creative and so outstanding in the packaging of those products and the time service, which is a very important driving force in our business -- competitive driving force. They've done such a great job, and so it's not just being a reseller, I think the risks are that you stay creative, you stay involved in your business where you know what your clients needs are and coming up with ways to solve them?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 The one thing I want to add Peter is that one of the rationales and drivers long-term for quality to do this transaction is that we believe that Factual Data with their technology and their business processes gives us the opportunity to create proprietary databases both in the United States and around the world. We have every intention of doing that.


------------------------------------------------------------------------------
 Peter Barry  - Bear Stearns - Analyst


 Thank you gentlemen.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you.


------------------------------------------------------------------------------
Operator


 The next question is from David Gold of Sidoti & Company, please proceed sir.


------------------------------------------------------------------------------
 David Gold  - Sidoti and Company - Analyst


 Hi, good morning.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Good morning David.


------------------------------------------------------------------------------
 David Gold  - Sidoti and Company - Analyst


 Mike, perhaps you could comment a little bit, it looks like Factual Data has done a fantastic job of bringing up their EBITDA margin over the span of last year kind of landing at Kroll about 31% in the first quarter. I would guess given leverage in the model and some of the synergies you might see that you would project that you could likely increase that some more?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 We think so.


------------------------------------------------------------------------------
 David Gold  - Sidoti and Company - Analyst


 Okay, and aware of sort of a range or something can you guys put in that you would be comfortable going out with?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Well, let me just comment generally on looking forward. Number one, Kroll has indicated that as a company we are going to look forward to the second half of the year and are July reporting time. We intend to do that. What we are not going to do is until we close this transaction and shareholder of -- what we really not going to comment on what -- how meaningful it will be inside of Kroll and what we think it would do inside of Kroll and that's really the key issue. We always look at these businesses as normalized. What is that look like inside of our company and that's how we have done our calculation, that's how we determine our price or offers. And we are comfortable that this is going to be a, again as we have said an accretive transaction in the third quarter, in any part of the fourth quarter, and really regardless of interest rates in 2004, but until we conclude this deal and have it all wrapped up we are not going to in fact give anymore guidance in that, David.


------------------------------------------------------------------------------
 David Gold  - Sidoti and Company - Analyst


 Okay. And if you can speak also for a moment on the CAPEX side. It looks like if combined CAPEX for FDCC including software was about $3m a year. Would that be sort of a fair range to you or is there any other expenses or sort of upgrades that perhaps had been held off that you might want to do when they come on board or is it too early for that?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Let me turn that over to Jerry and his team about the CAPEX.

------------------------------------------------------------------------------
 Todd Neiberger  - Factual Data Corporation - CFO


 This is Todd Neiberger, the CFO of Factual Data. Our CAPEX continually runs right at about 2.5m a year. On a run rate through 2003, we probably are looking at about 3m for the year. From our sides, the projects that we have in the works and looking forward to rest of the year, we are very comfortable with that $3m mark.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 And I think the only thing to add that is, of course, as Mike mentioned, we are looking at other opportunities in rolling out new products and services in the course that will have to be evaluated until the transactions consummated. Of course, we cant really begin to project were that will be [Inaudible].


------------------------------------------------------------------------------
 Todd Neiberger  - Factual Data Corporation - CFO


 Sure. Perfect.


------------------------------------------------------------------------------
 David Gold  - Sidoti and Company - Analyst


 Okay thank you all and congratulations.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you David.


------------------------------------------------------------------------------
Operator


 Next question from Chris Hussey of Goldman Sachs.


------------------------------------------------------------------------------
 Chris Hussey  - Goldman Sachs - Analyst


 Thank you. Mike, you know, I apologize for asking this question, but you just commented that [inaudible] back up to you. They came out back up to you yesterday, you just update us and what you guys were looking at to do on that [Inaudible] payment.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 As we have indicated that we anticipated that payment would be in the second or third quarter. Until the money moves you can't be sure, but it certainly does look like it's going to move shortly and that it is likely in the second quarter. So, that right now it looks like it likely be in the second quarter, but you know -- as they say until the money moves and the court order it, the money hasn't moved and the court hasn't ordered, but that's in fact what it looks like. So it looks like it will be second quarter event, if it is the second quarter event will be associated with cost that are associated with that.


------------------------------------------------------------------------------
 Chris Hussey  - Goldman Sachs - Analyst


 Great. And then on this -- on this potential acquisition of FDCC, can you just walk us a little bit in terms of -- you say it's accretive, would it be fair to take for a normalized earnings 2002 earnings from this business on an operating basis nailing the capital structure that your guys are committing to make this acquisition? And then just let that blow through our model?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 It may be fair, but it is not something I would do because we are just not going to comment on that until we in fact conclude this transaction. At that time, we would certainly expect to give you some kind of guidance with more specificity but until that happens we don't think it's appropriate to do it except to say that we are comfortable that if it is closed in the third quarter or whenever [inaudible] period of third quarter and for the fourth quarter it will be accretive and that we are confident that whatever the interest rates are, we're confident that in 2004 this will be an accretive transaction. So, we've done whole different scenarios and we're comfortable that it will be accretive transaction during that period of time.


------------------------------------------------------------------------------
 Chris Hussey  - Goldman Sachs - Analyst


 [inaudible] have to go get this cleared again. Are you going to file S-4 in a week, and then this will go to a vote of shareholders at FDCC. Is FDCC -- can you just give us a little bit of a description of the shareholder structure there?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 The shareholder structure is one where approximately 57% is held by the Donnan Family and some venture capital play -- venture investors. The rest is held by the open market.


------------------------------------------------------------------------------
 Chris Hussey  - Goldman Sachs - Analyst


 Okay, and that would imply that a shareholder vote is fairly assured? Is that a correct assumption?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 We don't say it is assured that this is a process that has to be at 66% vote.


------------------------------------------------------------------------------
 Chris Hussey  - Goldman Sachs - Analyst


 Okay.

------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 To do this, we think that this is a -- we hope that we have a persuasive case for a value in a kind of normalized market of what the value of this company was. We know that the negotiations were intense negotiations. So we are really comfortable about what the offer is and we are really comfortable with the process that got us to where we are today from, I think, both sides. So we don't take anything for granted but we think that there is a real power in this transaction and there is a stock component, which we think will be attractive to anyone who gets to own our shares for these combined companies.


------------------------------------------------------------------------------
 Chris Hussey  - Goldman Sachs - Analyst


 Final question, what's next here Mike -- this is a acquisition which you, you know -- I wouldn't say telegraph, but you indicated that you would make an acquisition that would be of a leverageable type of business, and this appears to be a technology-based business. Is this what we can come to expect these types of businesses that are technology-based, more background screening, going forward?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 No I think that, you know, if I can analogize from my sports analogy, we are New York Yankees. The Yankees are always looking to pick up depth wherever it can, but having said that, you know the pitching is going to be a priority and for us, pitching is [inaudible] businesses right now. So I think the fact is that we have good hitters; in other places, we are going to pick it up but to the extent that we always have been pitching like [inaudible] businesses we needed. We think that -- I will again comment that we think we have very high standards; we've looked at this, we've modeled this in every conceivable way. This kind of cash flow, peer group, multiples, all kinds of other modeling and we think that this is fair deal and an appropriate deal for us and for them, and we are not going to deal do deal [inaudible]. We didn't need to do this transaction to perform in 2003 or 2004. We did it because it's an outstanding management team with outstanding products and services, who had a great vision, we thought meshed with wonderfully with us. So if we see those kind of opportunities, Kroll is going to continue to act responsibly for our shareholders.


------------------------------------------------------------------------------
 Chris Hussey  - Goldman Sachs - Analyst


 Terrific. Just don't acquire Wilfred Banitas[ph] from the Mets.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Okay. That one's out.


------------------------------------------------------------------------------
Operator


 Next question from Arnie Ursaner of CJS Securities. Please proceed.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Hi. Good morning Mike. You use this analogy several times of the ONTRACK Data Business where you're basically -- brought two businesses within one organization. If -- I guess I am looking forward from Jerry is the percent of FDCC's business that currently is driven by mortgage screening and the non-mortgage screening products, the margin for each, and the expected growth rate for each.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 I will -- we'll turn that over to Jerry in a second, but I think that again the analogy is one that we looked at and we believe in -- that the mortgage business is a terrific business and we think we want to grow that business, but there are all these other businesses, which are going to profit so substantially from the Kroll clientele, the Kroll infrastructure, the Kroll brand in -- certainly in the background checking business and the resident screening business and a series of other businesses, and we also -- we're not going to downplay the importance to us of the technology and the business processes for creating proprietary databases and for delivering data to our business customers and other customers around the world. That is in fact a big driver, and we do believe that we have the potential to -- I don't want to say the word "explode," but substantially grow those types of businesses in the very near future, and that was a major driver. With that said, we will again turn it over to Jerry and his team to kind of discuss the percentages right now.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 Okay Mike. We are running about 80% of mortgage revenue today, the other 20% being split between consumer, resident, and employment. The margins on the mortgage side are running in the mid-40s when we separate it from our headquarters' costs. So every dollar we add in there, we'll see a 40% EBITDA number. On the other side, resident and employment, we do have a higher marketing cost that we purposely have caused to increase the sales possibilities, and we are still seeing margins in the high 20s and low 30s in that area.

------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Just to add there again, this is something that we at Factual Data are very excited to be part of Kroll for this particular reason as well and the fact that we think we have some tremendous products and tremendous opportunities and things, as Mike as mentioned, like the Resident Screening Department. We really -- it has been kind of a side business force. We are just really been getting off the ground of the last few years and nonetheless with that -- the technology and the product offering that we have, we have made very substantial wins really being the new guy in block with clients like Equity Residential and other large real state investment trust. We know that Kroll's influence and name in that market will assists us in getting that off the ground, and we think we will be a very major contender in that marketplace in the near future.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Okay. Can you comment a little bit on future growth rate for each subsidiary, if you will, for each part of your business?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Yes. The difficulty with that is that again it is some thing that we're going have to look together and how its normalizing inside of Kroll, so that right now we are reluctant to discuss that until this deal closes, until the management teams have the opportunity to do all that kind of planning. We have obviously at Kroll looked at potential, but we are not going to discuss it at this time.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Well, Mike, the only comment, I would offer though is the electronic discovery part of ONTRACK had dramatically higher margins, if you will, in their core business; here the fast growing part has a lower margin than the existing business.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Yeah, but those are very -- those are small. Well, the businesses that we are talking about are side businesses or very small businesses, and we think that as they get up to scale, they have an enormous opportunity to improve margin, and again what you always look at is it's looking at the entire company if you in fact put it inside of Kroll, what are the opportunities with the use of our name, our brand, our clientele, the capital, what are their potentials from taking a company that is a one plus one, how does it get more than two, and we think they are very substantial.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Question for, I am sorry.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Yeah.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Question for Mike Shmerling. Mike, if you looked at '04 for the full year including this business, would you expect the margins in background screening to be higher or lower than they are today?


------------------------------------------------------------------------------
 Michael Shmerling  - Kroll Inc - President of Background Screening Group


 In the combined operation?


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Yes.


------------------------------------------------------------------------------
 Michael Shmerling  - Kroll Inc - President of Background Screening Group


 I would think they would improve. To be very candid with you. I think that some of the things we have seen in Factual Data, they do a better job in certain things than we do. I am proud of that. I am proud that they are going to be partners. I think there are some efficiencies. We are going to pick up, I mentioned earlier, the purchasing opportunist that we will have as a combined purchaser of information. I think those will provide some synergies. And frankly as a public company, Factual Data has some costs of operations that I think in fact can be eliminated. But we haven't really addressed those in the level of detail we will at a later point. But I think in terms of the cost of goods sold margins, yes, I think there are opportunities to improve.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Two more quick questions for Jerry. Jerry, what percent of your mortgage business is new versus refinance activity?


------------------------------------------------------------------------------
 Michael Shmerling  - Kroll Inc - President of Background Screening Group


 Jerry, I think Jerry please answer that.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 Okay. We don't gather that information because it all comes to us electronically and they do not tell us what the [inaudible]. We do know that we do -- we get a very small percentage of the actual refinances today because a lot of these loans are deals that they do not require new credit reports or even new documents, they simply just refinance the deal. So, it's really very hard for us to tell what percentage is revised. We know that its -- it is not even close to the national percentages that MDA may quote etcetera, but --?

------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 And my final question to you Jerry is how has FDCC marketed up until now?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Yes, please handle that Jerry.


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 Certainly. Our marketing efforts really have consisted over a -- I would say somewhat of a two or tier approach. We have a national accounts team, which is really kicked off, fairly recently, really starting to get active in -- all over the year 2000. Prior to that we were acting dramatically as a franchise or which somewhat precluded us from going after large international claims in the mortgage lending side. That has recently gotten up to speed, and we are obviously seeing new wins and new growth in that area and think we are doing very well.

Beyond that, our marketing takes place somewhat at the street level, and this is really the majority of our revenues in the mortgage business today, where we have approximately 45 representatives working in local markets, calling on locally based mortgage bankers, mortgage brokers, really anything after the super regional side when we would [inaudible] up on to national accounts. In addition to that, we have recently begin a tele-sale department that is really focusing on cross selling opportunities for existing clients as we rule out other mortgage related services and things [inaudible] terminations and other documents needed in the closing of a mortgage loan process. We have also -- just to talk about our other services. We have begun modeling that same approach in those areas as well as though we tend to at this point stay away from the street level representive, that was we don't believe we need to have that face-to-face interaction at the same level in those marketplaces. We tend to have more of a national accounts being supplemented with tele-sales at this point.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 A final question for Mike Cherkasky. I think Mike after the Zolfo Cooper acquisition, I think you had indicated you were -- had pretty full plate and were not targeting sizeable deals. What caused this change now?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 I think what we said was we wouldn't do it for three quarters to a year. I think that for us that was because we didn't think we'd have the focus that we needed to have on Zolfo Cooper would be diminished if in fact we did another sizeable transaction. We are so comfortable right now that ONTRACK and Zolfo Cooper fully integrated and that we're performing extremely well that now the management team feels it in fact can open up its plate and now work with other acquisitions. So we are feeling very good about our business and how it's operating and we believe that there are opportunities for us to continue to use the real strengths of this company to expand our services and doing very profitably. So I think that what you are seeing here is just a recognition of where we were on our internal business and our comfort level in our business.


------------------------------------------------------------------------------
 Arnold Ursaner  - CJS Securities - Analyst


 Thank you.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you.


------------------------------------------------------------------------------
Operator


 Our next question's from Michael Hoffman of Friedman, Billings, Ramsey. Please proceed sir.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Hi good afternoon, good morning. For the FDCC guys, can you give us a sense of what your revenue levels would be if the refined access to go back to more normal level of around 500 versus extraordinary high 6000-9000 level it is today?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 I am not sure that they can do that. I think they probably have answered that in part but just to extend that you can Jerry?


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 You are absolutely right Mike. We -- as mentioned, we don't know how many refinanced deals we do. We think it's below the national percentage. So, it'd be really hard for us to really answer that question and be accurate.

------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Okay. Synergies clearly if you address some potential expense synergies data collection, things like that. Are they revenue overlaps where you would -- you are servicing like customers and therefore you lose some revenues. Can you give us some sense of that?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 They are de minimis and they are in the background screening area. What we think that the kind of background screening that FDCC has been doing and the success that they had is a little bit different. Their market is a little bit different than we have focused on with our market on background America. So, we think that these are just pluses and that using some of their processes and they're using some of our processes. We will get greater depth and be more successful in that marketplace. So, fundamentally there is no overlap.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Okay. And then on the mortgage side -- the mortgage credit check side, just so it's clear. Are you a customer of Equifax (ph.) or are you a competitor of Equifax?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 We are clearly customers of Equifax. At times, we are also competitors with Equifax. So, we buy their data as we do from the other all three major of these firms, but some of these firms, like Equifax, are also in the market of trying to offer this -- same kind of services that we do. We're very comfortable with our services and our competition and our competitive ability against Equifax and the others.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 And that's the same -- you've made the same statement for FDCC as well?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 No, I mean FDCC -- really specifically talking about FDCC, Kroll does in a very, very small way buy from Equifax. Buy more from ChoicePoint than we do from Equifax. But, we do buy some stuff from Equifax, but very small.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Okay. And then your HSR filing will be today? Not before the clock starts today?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 No, it is either today or it's tomorrow, and again I hope it is today, I am looking at my lawyer. Hope it is today, but it is either today or tomorrow.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Okay, [in need if] anticipate any difficulties there?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 I never say those things in the government, but we are confident. We've looked at all the regulatory issues and we are confident that this deal should be able to be done.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Okay, two last questions. The Factual Data guys why not talk to ChoicePoint before you talk to Kroll, that's has been obvious choice too?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 I can really let them that question. I know that we are handsome more than they are, but they can answer that, Jerry?


------------------------------------------------------------------------------
 Jerry Donnan  - Factual Data Corporation - Chairman and CEO


 , We go after the best looking girl at the dance -- and that's my answer.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Okay. [inaudible] what's the payment.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 The [inaudible] payment is $8.5m potential.


------------------------------------------------------------------------------
 Michael Hoffman  - Friedman Billings Ramsey - Analyst


 Okay. Thank you.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Thank you. I think we have one more question now.

------------------------------------------------------------------------------
Operator


 Next question from Scott Pettit of Avondale Partners. Please proceed.


------------------------------------------------------------------------------
 Scott Pettit  - Avondale Partners - Analyst


 Good morning guys.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Hi, Scott.


------------------------------------------------------------------------------
 Scott Pettit  - Avondale Partners - Analyst


 Just a quick question on Factual Data's SG&A line. You guys did a good job of breaking out in total the cost of data and SG&A but could you give me a ballpark percentage breakdown between Factual Data's number one selling, two general, and three administrative?


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 Jerry and your team.


------------------------------------------------------------------------------
 James Donnan  - Factual Data Corporation - President


 Thank you. If we take a look at our selling, general, administrative cost that we have seen rolled in there and the bulk of that being a variable cost factor -- that currently is running as we see through first quarter of 2003 at about 17-18% and the bulk of that is tied truly to probably corporate overhead. If we look at that going down from that side, mostly what we see in cost to services is data cost and personal cost as direct labor. So, when you get into the selling, general, and administrative cost, what you are looking at there is probably most of it is sitting at corporate overhead and then obviously facilities and then obviously some of our business development costs.


------------------------------------------------------------------------------
 Scott Pettit  - Avondale Partners - Analyst


 Okay so most of the - a lot of the corporate overhead goes away, but the 45 sales rep in the selling group, you are going to keep those guys intact?


------------------------------------------------------------------------------
 James Donnan  - Factual Data Corporation - President


 We will and with that is part of cost to services that grouped into our, if not recorded in the selling, general, and administrative.


------------------------------------------------------------------------------
 Scott Pettit  - Avondale Partners - Analyst


 Okay, make sense thanks.


------------------------------------------------------------------------------
 Mike Cherkasky  - Kroll Inc - President and CEO


 And I think that they have got a sales channel that we are also going to use. I think Mike Shmerling is very excited about that. And just in conclusion, I hope that the call is not only answer to lot of your questions, though I know not all of them, but also giving you a demonstration of why we are so excited about this transaction. It's the people at FDCC, it's quality people like Jerry and James and Todd and you haven't gotten those -- hear the kind of quite [inaudible] so it's really a -- we are thrilled about this transaction, we think we have gotten a great team to join a great team. And I think it will make us all stronger. So, we look forward to getting this concluded and we thank you for your attention and look forward to talking to all of you soon. Thank you very much.


------------------------------------------------------------------------------
Operator


Ladies and gentlemen this concludes the Kroll acquisition of Factual Data Corporation Conference Call. Thank you for your participation. You may now disconnect. Have a good day.



--------------------------------------
--------------------------------------

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